UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

June 2016 Up 8.3% Year over Year

Mexico City, July 5, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for June 2016 increased by 8.3% when compared to June 2015.

This announcement reflects comparisons between June 1 through June 30, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2015	June 2016	% Change
Cancún	514,488	589,230	14.5
Cozumel	7,368	10,029	36.1
Huatulco	40,735	45,832	12.5
Mérida	122,813	132,938	8.2
Minatitlán	21,596	19,944	(7.6)
Oaxaca	46,835	58,489	24.9
Tapachula	20,919	23,350	11.6
Veracruz	94,576	99,897	5.6
Villahermosa	103,861	92,308	(11.1)
Total Domestic	973,191	1,072,017	10.2

International
Airport	June 2015	June 2016	% Change
Cancún	1,117,881	1,204,331	7.7
Cozumel	43,802	34,028	(22.3)
Huatulco	1,619	1,484	(8.3)
Mérida	10,341	14,526	40.5
Minatitlán	735	1,455	98.0
Oaxaca	4,745	3,726	(21.5)
Tapachula	836	873	4.4
Veracruz	6,846	6,442	(5.9)
Villahermosa	3,631	3,525	(2.9)
Total International	1,190,436	1,270,390	6.7

ASUR - Page 1 of 2

Total
Airport	June 2015	June 2016	% Change
Cancún	1,632,369	1,793,561	9.9
Cozumel	51,170	44,057	(13.9)
Huatulco	42,354	47,316	11.7
Mérida	133,154	147,464	10.7
Minatitlán	22,331	21,399	(4.2)
Oaxaca	51,580	62,215	20.6
Tapachula	21,755	24,223	11.3
Veracruz	101,422	106,339	4.8
Villahermosa	107,492	95,833	(10.8)
ASUR Total	2,163,627	2,342,407	8.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR - Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 5, 2016